SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported) March 6, 2025

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
(State or other Jurisdiction of	I.R.S. Employer-
Incorporation or Organization	Identification No.)

2030 Main Street, Suite 660, Irvine CA 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $.0001

Item 9. Other Events

The Board of Directors has appointed Jay Woods as our Chief Financial Officer effective March 6, 2025.

Mr. Woods has been the President of Omega Accounting Solutions, Inc., an accounting firm located in Irvine, California, since June 2007. Mr. Woods received a bachelors’ degree in Finance from California State University, Long Beach in 2002.

In connection with Mr. Wood’s performance as Chief Financial Officer, Omega will provide staff resources to supplement our in-house accounting department at its customary rates.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

/s/ Jeff Moses
Chief Marketing Officer March 6, 2025